Exhibit 4.16

SECOND SUPPLEMENTAL INDENTURE

dated as of August 15, 2022

between

JBS USA LUX S.A.

as the Company

and

REGIONS BANK

as Trustee

__________________________________________

5.500% Senior Notes due 2030

THIS SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of August 15, 2022, between JBS USA LUX S.A., a Luxembourg public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, avenue de la Gare, L-1610, Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B 203.443 (the “Company”), and REGIONS BANK, as trustee (the “Trustee”).

W I T N E S S E T H :

WHEREAS, the Company, JBS USA Food Company and JBS USA Finance, Inc. (collectively, the “Issuers”), each of the Guarantors (as defined in the Indenture) party thereto, and the U.S. Bank National Association, as predecessor to the Trustee, entered into that certain indenture, dated as of April 15, 2019 (as supplemented by that certain supplemental indenture dated as of August 6, 2019, the “Indenture”), relating to the Issuers’ 5.500% Senior Notes due 2030 (the “Notes”);

WHEREAS, Section 10.02 of the Indenture permits the Company and the Trustee, together, to amend, supplement or waive certain provisions of the Indenture for the purposes set forth herein with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (not including any Notes that are owned by the Issuers or any of their respective Affiliates);

WHEREAS, pursuant to the Consent Solicitation Statement, dated as of August 2, 2022 (the “Consent Solicitation Statement”), the Company has solicited consents from the Holders of the Notes to amend the Indenture as set forth herein (the “Amendments”);

WHEREAS, the Holders of a majority in aggregate principal amount of the outstanding Notes (not including any Notes that are owned by the Issuers, or any of their respective Affiliates) have consented to the Amendments to the Indenture, as certified by D.F. King & Co., Inc. on the date hereof;

WHEREAS, the Trustee has received an Officer’s Certificate from the Company and an Opinion of Counsel in accordance with Sections 10.06 and 12.04 of the Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee hereby agree as follows:

Article I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01.  All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture. All definitions in the Indenture shall be read in a manner consistent with the terms of this Supplemental Indenture.

Article II

Amendments

Section 2.01 Amendments to Definitions.

(a)  The following definitions in Section 1.01 (“Definitions”) of the Indenture are hereby deleted in their entirety:

●	“Acquired Debt”
●	“Additional Assets”
●	“Asset Sale”
●	“Australian Cattle Inventory Arrangements”
●	“Cash Equivalents”
●	“Current Assets”
●	“Designated Noncash Consideration”
●	“Equity Offering”
●	“Excluded Contributions”
●	“Existing Debt”
●	“Fair Market Value”
●	“Fall Away Baskets”
●	“Fixed Charge Coverage Ratio”
●	“Foreign Restricted Subsidiary”
●	“Investment”
●	“JBS Subordinated Indebtedness”
●	“Leverage Ratio”
●	“Market Capitalization”
●	“Minimum Legally Required Dividends”
●	“Net Available Cash”
●	“Net Cash Proceeds”
●	“Non-Guarantor Restricted Subsidiaries”
●	“Parent Permitted Investments”
●	“Permitted Asset Swap”
●	“Permitted Investments”
●	“Ratings Decline Period”
●	“Receivables Fee”
●	“Refinancing Debt”
●	“Related Business”
●	“Related Business Assets”
●	“Restricted Payments”
●	“Weighted Average Life to Maturity”

(b)  The following definitions in Section 1.01 (“Definitions”) of the Indenture are hereby added or amended and deleted in their entirety and added or replaced in the correct alphabetical order with the following defined terms:

““Attributable Debt” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the present value (discounted using an implied interest rate of such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction.

“Change of Control Triggering Event” means the occurrence of a Change of Control that results in a Ratings Decline.

“Existing 2029 Notes” means the US$600.0 million of 3.000% senior notes due 2029 outstanding on the date of the Second Supplemental Indenture, issued by the Issuers.

“Existing 2031 Notes” means the US$500.0 million of 3.750% senior notes due 2031 outstanding on the date of the Second Supplemental Indenture, issued by the Issuers.

“Existing 2032 Notes” means the US$1.0 billion of 3.000% sustainability-linked senior notes due 2032 outstanding on the date of the Second Supplemental Indenture, issued by the Issuers.

“IFRS” means, at Parent’s option or the Company`s option, International Financial Reporting Standards as adopted by the International Accounting Standards Board, as implemented in Brazil through the accounting pronouncements of the Brazilian Committee of Accounting Pronouncements (Comité de Pronunciamentos Contábeis) approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or as implemented through the accounting pronouncements by international accounting standards or in the jurisdiction in which Parent or Parent Reporting Entity is domiciled. At any time after the Issue Date, Parent or the Company may elect to apply U.S. GAAP accounting principles in lieu of IFRS and, upon any such election, references herein to IFRS shall thereafter be construed to mean U.S. GAAP (except as otherwise provided in this Indenture).

“Parent Guarantors” means, (i) Parent, (ii) Holding, (iii) JBS Global Luxembourg S.à r.l., (iv) JBS Holding Luxembourg S.à. r.l, and (v) JBS Global Meat Holdings Pty.

“Permitted Holders” means (i) any member of the Batista Family or any Affiliate or Affiliates of any of the foregoing and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such members of the Batista family and their respective Affiliates, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect subsidiaries, (ii) any Person the Voting Stock of which (or in the case of a trust, the beneficial interest in which) at least 51% is owned by Persons specified in clause (i), and (iii) Parent and any subsidiary of Parent.

“Permitted Liens” means:

(1) Liens to secure (a) Debt of the Company or a Restricted Subsidiary of the Company under the ABL Revolving Credit Agreement or other Credit Facilities, including guarantees thereof; provided that, after giving effect to any such Incurrence (including the application of proceeds therefrom), the aggregate principal amount of all Debt Incurred and then outstanding under this clause (1)(a) shall not exceed the greater of (x) US$1,000.0 million less the outstanding principal amount of any Receivables Facilities and (y) the sum of (i) 85% of the book value of accounts receivable of the Company and its Restricted Subsidiaries plus (ii) 80% of the book value of inventory of the Company and its Restricted Subsidiaries (excluding, in the case of clauses (i) and (ii), any such assets that are the subject of a Receivables Facility), in the case of clause (y), determined based on the consolidated balance sheet of the Company for the fiscal quarter most recently ended on or prior to the date on which such Debt is Incurred for which internal financial statements are available (as adjusted to give pro forma effect to acquisitions or dispositions outside the ordinary course of business occurring after the date of such balance sheet but on or before the date of such Incurrence) and (b) Debt of the Company or a Restricted Subsidiary of the Company under Credit Facilities (other than the ABL Revolving Facility); provided that, after giving effect to any such Incurrence (including the application of proceeds therefrom), the aggregate principal amount of all Debt Incurred and then outstanding under this clause (1)(b) shall not exceed the greater of (x) US$2,800.0 million and (y) an aggregate principal amount of Debt that at the time of Incurrence does not cause the Secured Leverage Ratio of the Company to exceed 3.5 to 1.00;

(2) Liens on the Capital Stock or assets of any Non-Guarantor Significant Subsidiary to secure Debt incurred by such Non-Guarantor Significant Subsidiary;

(3) Liens to secure Debt, including but not limited to Capitalized Lease Obligations, mortgage financings or purchase money obligations, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, commissioning or improvement of property or assets, whether through direct purchase of assets or the Capital Stock of any Person owning those assets, or Incurred to refinance any such purchase price or cost of construction or improvement, and refinancings thereof; provided that any such Lien may not extend to any property of the Company or any Significant Subsidiary, other than the property acquired, constructed or leased with the proceeds of such Debt and such Liens secure Debt in an amount not in excess of the original purchase price or the original cost of any such property and any improvements or accessions to such property;

(4) Liens for Taxes on the property of the Company or any Significant Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded;

(5) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the property of the Company or any Significant Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(6) Liens on the property of the Company or any Significant Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of the business of the Company and the Significant Subsidiaries taken as a whole;

(7) Liens on property or assets of, or any shares of stock or secured debt of, any Person at the time the Company or any Significant Subsidiary acquired such property or the Person owning such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Significant Subsidiary; provided, however, that any such Lien may not extend to any other property of the Company or any Significant Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such property was acquired by the Company or any Significant Subsidiary;

(8) Liens on the property of a Person at the time such Person becomes a Significant Subsidiary; provided, however, that any such Lien may not extend to any other property of the Company or any other Significant Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Significant Subsidiary;

(9) pledges or deposits by the Company or any Significant Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Significant Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case, in the ordinary course of business;

(10) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character;

(11) Liens securing Hedging Obligations and Cash Management Services;

(12) Liens existing on the Issue Date not otherwise described in clauses (1) through (11) above;

(13) Liens on the property of the Company or any Significant Subsidiary to secure any refinancing, refunding, extension, renewal or replacement, in whole or in part, of any Debt secured by Liens referred to in clause (3), (7), (8), (11) or (12) above, clause (21) below, or pursuant to this clause (13); provided, however, that any such Lien shall be limited to all or part of the same property that secured the original Lien (together with improvements and accessions to such property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(a) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens referred to in clause (3), (7), (8), (11) or (12) above or clause (21) below, as the case may be, at the time the original Lien became a Permitted Lien under this Indenture; and

(b) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Significant Subsidiary in connection with such refinancing, refunding, extension, renewal or replacement;

(14) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(15) Liens securing Debt or other obligations of a Significant Subsidiary of the Company owing to the Company or another Significant Subsidiary;

(16) Liens on specific items of inventory or other goods and proceeds securing obligations in respect of bankers’ acceptances issued or created for the account of the Company or any of its Significant Subsidiaries to facilitate the purchase, shipment or storage of such inventory or other goods;

(17) Liens in favor of the Company or any Subsidiary Guarantor;

(18) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(19) Liens deemed to exist in connection with investments in repurchase agreements; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(20) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Company or any of its Significant Subsidiaries in the ordinary course of business;

(21) Liens securing Debt (other than Subordinated Debt); provided that after giving effect to the Incurrence of such Debt and the application of the proceeds therefrom, the Secured Leverage Ratio of the Company would not exceed 3.5 to 1.0;

(22) Liens not otherwise permitted by clauses (1) through (21) above securing obligations in an aggregate amount at any time outstanding not in excess of the greater of (i) US$2.5 billion and (ii) 10.0% of Total Assets of the Company, in either case, at the time of any incurrence of an obligation secured by a Lien in reliance on this clause (22);

(23) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(24)  Liens on Capital Stock of an Unrestricted Subsidiary that secure Debt or other obligations of such Unrestricted Subsidiary;

(25) (a) Leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company and its Significant Subsidiaries and (b) licenses of intellectual property in the ordinary course of business; and

(26) Liens to secure a defeasance trust.

“Principal Property” means any plant or other similar facility of the Company or any Significant Subsidiary used primarily for processing, producing, or packaging and having a book value in excess of 2.0% of Total Assets of the Company as of the date of such determination, but shall not include any plant or similar facility which, in the good faith opinion of the Board of Directors or management of the Company, is not material to the overall business of the Company and its Subsidiaries, taken as  a whole.

“Ratings Decline” means that at any time within 60 days after the earlier of the date of public notice of a Change of Control and the date on which the Company or any other Person publicly declares its intention to effect a Change of Control, (1) in the event the Notes are assigned an Investment Grade rating by at least two of the Rating Agencies prior to such public notice or declaration, the rating assigned to the Notes by at least two of the Rating Agencies is below an Investment Grade Rating; or (2) in the event the ratings assigned to the Notes by at least two of the Rating Agencies prior to such public notice or declaration are below an Investment Grade Rating, the rating assigned to the notes by at least two of the Rating Agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such Ratings Decline is expressly stated by the applicable Rating Agencies to have been the result of the Change of Control.

“Registration Rights Agreement” means the registration rights agreement entered into by the Company pursuant to which the Company will agree to use its commercially reasonable efforts to file an exchange offer registration statement with the U.S. Securities and Exchange Commission (“SEC”) to allow Holders to exchange their Notes for equivalent notes in a transaction registered with the SEC.”

“Restricted Subsidiary” means any Subsidiary of such Person other than an Unrestricted Subsidiary; provided that the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company subject to the condition that the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary would not cause a Default, it being understood that any Liens, agreements or transactions of such Unrestricted Subsidiary outstanding at the time of such redesignation shall be deemed to be Incurred or entered into at such time.

“Sale and Leaseback Transaction” means any transaction or series of related transactions pursuant to which the Company or any Significant Subsidiary sells or transfers any property to any Person (other than the Company or any Restricted Subsidiary) with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

“Second Supplemental Indenture” means the Second Supplemental Indenture, dated August 15, 2022, entered into between the Company and the Trustee.

“Secured Leverage Ratio” means, as of any date of determination (the “determination date”) with respect to any Person, the ratio of:

(1) Secured Debt of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available minus the aggregate cash and cash equivalents included in the cash and cash equivalents accounts listed on the consolidated balance sheet of such Person and its Restricted Subsidiaries as at such date, to

(2) Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements are available, provided, however, that:

(1) if such Person or any Restricted Subsidiary:

(a) has Incurred any Debt since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Secured Leverage Ratio includes an Incurrence of Debt, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been Incurred on the first day of such period (except that in making such computation, the amount of Debt under any revolving Credit Facility outstanding on the date of such calculation will be deemed to be:

(i) the average daily balance of such Debt during such four fiscal quarters or such shorter period for which such facility was outstanding or

(ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Debt during the period from the date of creation of such facility to the date of such calculation) and the repayment, repurchase, redemption, retirement, defeasance or other discharge of any other Debt with the proceeds of such new Debt as if such repayment, repurchase, redemption, retirement, defeasance or other discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Debt since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Secured Leverage Ratio includes a repayment, repurchase, redemption, retirement, defeasance or other discharge of Debt (in each case, other than Debt Incurred under any revolving Credit Facilities unless such Debt has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Debt, including with the proceeds of such new Debt, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period, such Person or any Restricted Subsidiary will have made any asset sale or disposed of or discontinued (as defined under GAAP) any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Secured Leverage Ratio includes such a transaction:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of such Person or any Restricted Subsidiary repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to such Person and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Restricted Subsidiary to the extent such Person and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale);

(3) if since the beginning of such period such Person or any Restricted Subsidiary (by merger or otherwise) will have made an investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Debt) as if such investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Debt or discharged any Debt, made any disposition or any investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by such Person or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of such Person (and may include, without limitation, for the avoidance of doubt, cost savings and operating expense reductions from such investment, acquisition, merger or consolidation that is being given pro forma effect that have been or are expected to be realized); provided that such calculations are set forth in an Officer’s Certificate stating that such calculations are based on the reasonable good faith beliefs of the officer executing such Officer’s Certificate at the time of such execution. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Debt if such Interest Rate Protection Agreement has a remaining term in excess of 12 months). If any Debt that is being given pro forma effect bears an interest rate at the option of such Person, the interest rate shall be calculated by applying such optional rate chosen by such Person.

For purposes of the calculation of the Secured Leverage Ratio, in connection with the Incurrence of any Lien pursuant to clause (21) of the definition of “Permitted Liens,” the Company may elect, pursuant to an Officer’s Certificate, to treat all or a portion of the commitment under any Debt which is to be secured by such Lien as being Incurred as of such determination date and any subsequent Incurrence of Debt under such commitment that was so treated shall not be deemed, for purposes of this calculation, to be an Incurrence of additional Debt or additional Lien at such subsequent time; provided that if the Company makes such an election, for purposes of the calculation of the Secured Leverage Ratio in connection with any subsequent Incurrence of any Lien pursuant to clause (21) of the definition of “Permitted Liens” (other than under such commitment), the amount under such commitment that was so treated shall be deemed to be Incurred as of such determination date.

“Significant Subsidiary” of any Person means any Restricted Subsidiary of such Person which at the time of determination either (1) had assets which, as of the date of the Company’s most recent quarterly consolidated balance sheet for which internal financial statements are available, constituted at least 10% of the Company’s total assets on a consolidated basis as of such date or (2) had revenues for the 12-month period ending on the date of the Company’s most recent quarterly consolidated statement of operations for which internal financial statements are available which constituted at least 10% of the Company’s total revenues on a consolidated basis for such period, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Secured Leverage Ratio.”

“Unrestricted Subsidiary” means (i) JBS Wisconsin Properties and each of its subsidiaries (which subsidiaries include Pilgrim’s Pride), (ii) any Subsidiary designated as an “unrestricted subsidiary” under the Senior Secured Credit Agreements and (iii) any direct or indirect Subsidiary of the Company formed after the Issue Date that has been designated as an Unrestricted Subsidiary at the time of its creation or acquisition; provided that with respect to this clause (iii), no Debt of such Unrestricted Subsidiary may be assumed or guaranteed by the Company or any Restricted Subsidiary. Notwithstanding the foregoing, under no circumstances shall the Issuer be designated an Unrestricted Subsidiary.

“U.S. Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option, or money market funds that invest solely in the foregoing.”

Section 2.02 Amendments to Covenants of the Company.

(a)  Article IV (“Covenants of the Company”) of the Indenture is hereby amended by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below:

ARTICLE 4

COVENANTS OF THE COMPANY

“Section 4.03. Corporate Existence. Except as otherwise permitted by Article 6, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each of its ~~Restricted~~Significant Subsidiaries in accordance with the respective organizational documents of each such ~~Restricted~~Significant Subsidiary and the material rights (charter and statutory) and material franchises of the Company and each of its ~~Restricted~~Significant Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, franchise or corporate existence with respect to itself or any ~~Restricted~~Significant Subsidiary if the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its ~~Restricted~~ Subsidiaries, taken as a whole, or that the loss thereof is not adverse in any material respect to the Holders of the Notes; and provided, further, that this Section does not prohibit any transaction otherwise permitted by ~~Section 4.11 or~~  Section 6.01.

Section 4.04. Payment of Taxes. The Company shall, and shall cause each of its ~~Restricted~~Significant Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all material taxes, assessments and governmental charges levied or imposed upon the Company or any of its ~~Restricted~~Significant Subsidiaries or upon the income, profits or property of the Company or any of its ~~Restricted~~Significant Subsidiaries and (b) all lawful claims for labor, materials and supplies which, in each case, if unpaid, might by law become a material liability or Lien upon the property of the Company or any of its ~~Restricted~~Significant Subsidiaries; provided, however, that the Company and its ~~Restricted~~Significant Subsidiaries shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (x) whose amount the applicability or validity is being contested in good faith by appropriate actions and for which appropriate provision has been made or (y) where the failure to do so is not adverse in any material respect the Holders of the Notes.

Section 4.08 Limitation on Liens.

(a)  The Company shall not, and shall not permit any Significant Subsidiary ~~Guarantor to~~that guarantees the Notes to, Incur or suffer to exist any Lien (other than Permitted Liens) securing Debt upon any of its ~~property (including Capital Stock of a Restricted Subsidiary of the Company)~~ Principal Property, whether owned at the Issue Date or thereafter acquired~~, or any interest therein or any income or profits therefrom~~, unless it has made or shall make effective provision whereby the Notes or the applicable Guarantee shall be secured by a Lien on such ~~property~~Principal Property equally and ratably with (or prior to) all other Debt of the Company or any ~~of~~Significant Subsidiary ~~Guarantor~~that guarantees the Notes secured by a Lien for so long as such other Debt is secured by such Lien; provided, however, that if the Debt is Subordinated Debt, the Lien on such ~~property~~Principal Property securing the Debt shall be subordinated and junior to the Lien securing the Notes or the Guarantees, as the case may be, with the same relative priority as such Debt has with respect to the Notes or the Guarantees.

Section 4.09. Limitations on Sale and Leaseback Transactions.

(a) The Company shall not, and shall not permit any Significant Subsidiary that guarantees the Notes to, enter into any Sale and Leaseback Transaction with respect to any Principal Property, unless either:

(i) the Company or such Significant Subsidiary would be entitled pursuant to the provisions described above under Section 4.08 to Incur a Lien securing Debt on such Principal Property at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Notes; or

(ii)  within 365 days after the closing date of such Sale and Leaseback Transaction, the Company or such Significant Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof, (A) to the retirement of Debt of the Company ranking at least on a parity with the Notes or Debt of any Subsidiary, in each case owing to a Person other than the Company or any of its Subsidiaries or (B) to the acquisition, purchase, construction, development, extension or improvement (including any capital expenditure) of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary.

This restriction will not apply to: (i) transactions providing for a lease term of three years or less; and (ii) transactions between the Company and any of its Significant Subsidiaries or between any Significant Subsidiaries.

Section 4.11. Reports of the Company.

(a) Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall provide the Trustee and the Holders of Notes with the following:

(i) within 90 days following the end of each fiscal year of the Company, its annual audited consolidated financial statements prepared in accordance with GAAP;

(ii) within 45 days following the end of each fiscal quarter (other than the last fiscal quarter of its fiscal year) of the Company, its unaudited quarterly financial statements prepared in accordance with GAAP; and

(iii) simultaneously with the delivery of the financial statements referred to in clauses (i) and ~~(ii) above~~(ii) above, a “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” ~~and~~

~~(iv) reasonably promptly following the occurrence of any of the following events, a description in reasonable detail of such event: (A) any change in the directors or executive officers of the Company, (B) any incurrence of any off-balance sheet obligation (other than lease obligations incurred in the ordinary course of business) or Debt of the Company or any of its Restricted Subsidiaries, in any case, in an amount in excess of US$50.0 million, (C) the acceleration of any Debt of the Company or any of its Restricted Subsidiaries, (D) the entry into of any agreement by Parent or any of its Subsidiaries relating to a transaction that has resulted or is expected to result in a Change of Control, (E) any resignation or termination of the independent accountants of the Company or any engagement of any new independent accountants of the Company, (F) any determination by the Company or the receipt of advice or notice by the Company from its independent accountants, in either case, confirming non-reliance on previously issued financial statements, a related audit opinion or a completed interim review, (G) the completion by the Company or any of its Restricted Subsidiaries of the acquisition of assets or an Asset Sale in excess of US$100.0 million and (H) any event of bankruptcy or insolvency that constitutes a Default; provided, however, that no such report will be required to be furnished if it is determined in good faith by the Company that such event is not material to Holders or the business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries, taken as a whole;~~”

(b)  Article IV (“Covenants of the Company”) of the Indenture is hereby amended to delete each of the following sections, or clauses of sections, as the case may be, in its entirety and, in the case of each such section or clause so deleted, insert in lieu thereof the phrase “[Intentionally Omitted]”:

●	Section 4.08 – Limitation on Incurrence of Additional Debt and Issuance of Capital Stock
●	Section 4.09 – Limitation on Restricted Payments
●	Section 4.11 – Limitation on Asset Sales
●	Section 4.12 – Limitation on Restrictions on Distributions from Restricted Subsidiaries
●	Section 4.13 – Limitation on Affiliate Transactions
●	Section 4.14– Designation of Restricted and Unrestricted Subsidiaries
●	Section 4.18– Suspension of Covenants

(c)  Any provision contained in the Notes that relates to any provision of the Indenture as amended by this Article II shall likewise be amended so that any such provision contained in the Notes will conform to and be consistent with any provision of the Indenture as amended hereby.

(d)  Any definitions used exclusively in the provisions of the Indenture that are deleted pursuant to this Article II, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Indenture, and all references in the Indenture to any sections or clauses set forth in this Section 2.02(b) or Section 2.03, any and all obligations thereunder related solely to such sections and clauses, are hereby deleted throughout the Indenture.

Section 2.03 Amendments to Covenants of the Parent. Article V (“Covenants of Parent”) of the Indenture is hereby amended to delete each of the following sections, or clauses of sections, as the case may be, in its entirety and, in the case of each such section or clause so deleted, insert in lieu thereof the phrase “[Intentionally Omitted]”:

●	Section 5.01 – Limitation on Incurrence of Additional Debt
●	Section 5.02 – Limitation on Distributions
●	Section 5.03 – Designation of Restricted and Unrestricted Subsidiaries
●	Section 5.05 – Corporate Existence
●	Section 5.06 – Suspension of Covenants

Section 2.04 Amendments to Successor Corporation. Article VI (“Successor Corporation”) of the Indenture is hereby amended by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below:

ARTICLE 6
SUCCESSOR CO RPORATION

Section 6.01. Mergers, Consolidations, Etc. ~~(a)~~

(a) The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets determined on a consolidated basis to, another Person unless:

(i) either

(A)  the Company is the Surviving Person; or

(B)  the Person, if other than the Company, formed by such consolidation or into which the Company is merged or the Person that acquires the properties and assets of the Company substantially as an entirety, the Person to which assets of the Company have been transferred, shall be a corporation or limited liability company organized (or equivalent) and existing under the laws of the United States or any State of the United States or the District of Columbia or any other country member of the Organization for Economic Co-operation and Development (OECD) if such successor Person undertakes to pay such Additional Amounts as set forth under Section 11.04 (collectively, the “Permitted Jurisdiction”); provided, however, that if the Person formed by such consolidation or into which the Company is merged or the Person that acquires the properties and assets of the Company substantially as an entirety is a limited liability company, JBS USA Finance or JBS USA Food Company shall be a co-obligor on the Notes or the Company or such Surviving Person shall cause a Restricted Subsidiary of the Company that is a corporation to become a co-obligor on the Notes;

(ii)	such Surviving Person, if other than the Company, assumes all of the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indenture;

~~(iii) immediately after giving effect to that transaction and the use of the proceeds from that transaction, on a pro forma basis, including giving effect to any Debt Incurred or anticipated to be Incurred in connection with that transaction and the use of the proceeds from that transaction,~~

(iii)	~~(A)~~ no Event of Default shall have occurred and be continuing; and

~~(B) except in the case of a consolidation or merger of the Company with or into a Restricted Subsidiary or a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s assets to a Restricted Subsidiary, immediately after giving effect to such transaction,~~

~~(1) such Surviving Person shall be able to Incur US$1.00 of additional Debt under Section 4.08(a); or~~

~~(2) the Fixed Charge Coverage Ratio for the Surviving Person and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to the transaction; and~~

(iv) the Company delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture and that all conditions precedent in this Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties or assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. Notwithstanding ~~clause (iii) of~~ this Section 6.01(a),

(A) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company, and

(B) the Company may merge with one of its Affiliates solely for the purpose of reorganizing the Company in another Permitted Jurisdiction to realize tax or other benefits.

In the event of any transaction (other than a lease) referred to in and complying with the conditions listed in Section 6.01(a)(i) in which the Company is not the Surviving Person and the Surviving Person is to assume all the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indenture, that Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company, and the Company shall be discharged from its obligations under this Indenture and the Notes.

~~(b) Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and this Indenture) shall not, JBS USA Food Company shall not and the Company shall not cause or permit any Subsidiary Guarantor or JBS USA Food Company to, consolidate with or merge with or into any Person other than the Company, any other Subsidiary Guarantor or JBS USA Food Company unless:~~

~~(i) such entity surviving any such consolidation or merger (if other than the Subsidiary Guarantor or JBS USA Food Company) assumes by supplemental indenture all of the obligations of (x) the Subsidiary Guarantor on the Guarantee or (y) JBS USA Food Company on the Notes;~~

~~(ii) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing; and~~

~~(iii) the Company delivers to the Trustee prior to the consummation of the proposed transaction an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture and that all conditions precedent in this Indenture relating to such transaction have been satisfied.~~

~~(c) Prior to the Fall-Away Event, Parent will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets determined on a consolidated basis to, another Person unless:~~

~~(i) either~~

~~(A) Parent is the Surviving Person; or~~

~~(B) the Person, if other than Parent, formed by such consolidation or into which Parent is merged or the Person that acquires the properties and assets of Parent substantially as an entirety, the Person to which assets of Parent have been transferred, will be a corporation or limited liability company organized (or equivalent) and existing under the laws of the Federative Republic of Brazil or any political subdivision thereof or any other country member of the Organization for Economic Co-operation and Development (OECD);~~

~~(ii) such Surviving Person, if other than Parent, assumes all of the obligations of Parent under its Guarantee and this Indenture pursuant to a supplemental indenture;~~

~~(iii) immediately after giving effect to that transaction and the use of the proceeds from that transaction, on a pro forma basis, including giving effect to any Debt Incurred in connection with that transaction and the use of the proceeds from that transaction, no Event of Default shall have occurred and be continuing; and~~

~~(iv) Parent delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.~~

~~For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of Parent, the Capital Stock of which constitutes all or substantially all of the properties or assets of Parent, will be deemed to be the transfer of all or substantially all of the properties and assets of Parent. Notwithstanding the foregoing clause (iii) of this Section 6.01(c), any Subsidiary of Parent may consolidate with, merge into or transfer all or part of its properties and assets to Parent and Parent may merge with one of its Affiliates solely for the purpose of reorganizing Parent in another Permitted Jurisdiction to realize tax or other benefits.~~

~~In the event of any transaction (other than a lease) described in and complying with the conditions listed in Section 6.01(c)(i) in which Parent is not the Surviving Person and the Surviving Person is to assume all the obligations of Parent under the Notes and this Indenture pursuant to a supplemental indenture, that Surviving Person will succeed to, and be substituted for, and may exercise every right and power of Parent, and Parent will be discharged from its obligations under its Guarantee and this Indenture.~~

Section 2.05 Amendments to Conditions to Defeasance. Section 9.03(a) (“Conditions to Legal Defeasance or Covenant Defeasance”) of the Indenture is hereby amended by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below:

“(a) the Company must irrevocably deposit with the Trustee, in trust (the “defeasance trust”), for the benefit of the Holders, cash in U.S. Legal Tender, non-callable U.S. Government Securities or a combination of cash and non-callable U.S. Government Securities, sufficient~~, in the opinion of a firm of independent public accountants of recognized international standing,~~  to pay the principal, premium, if any, and interest on the outstanding Notes on the Maturity Date or on an available Redemption Date, as the case may be, and the Company must specify whether the Notes are being defeased to the Maturity Date or to that Redemption Date;”

Section 2.06 Amendments to Amendments, Supplement and Waivers Section. Section 10.01 (“Without Consent of Holders”) of the Indenture is hereby amended by deleting the stricken text (indicated in the same manner as the following example: stricken text) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below:

“Section 10.01 Without Consent of Holders. The Company and the Trustee, together, may amend or supplement this Indenture, the Notes or any Guarantee without notice to or consent of any Holder to:

(x) conform the text of this Indenture, the Notes or any Guarantee to any provision of the Section entitled “Description of ~~notes~~Notes” in the Offering Memorandum; ~~o~~r

(xi) provide for the Fall-Away Amendment or any other event or action required or permitted by this Indenture~~.~~; or

(xii) make any other change to provide for the registration of the Notes as provided by the Registration Rights Agreement.”

Section 2.07 Amendment to Additional Amounts. Section 11.04(a) (“Additional Amounts”) of the Indenture is hereby amended by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below:

“(a) All payments made by the Company or any Guarantor in respect of the Notes or the related Guarantees shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority of Brazil or Luxembourg or other jurisdiction in which the Company ~~or~~, such Guarantor or any paying agent of the Company or any Guarantor is organized or engaged in business for tax purposes (any of the aforementioned being a “Taxing Jurisdiction”), unless Taxes are required to be withheld or deducted by law or by the interpretation or administration thereof.”

Section 2.08 Amendment to Guarantees. Section 11.07 (“Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent”) of the Indenture is hereby amended by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below:

“(a) The Guarantees by the Parent Guarantors shall be automatically and unconditionally released and discharged upon:

~~(i)  the occurrence of a Fall-Away Event; or~~

(i) if, at any time, the Parent Guarantors shall cease to guarantee the Existing 2031 Notes for any reason, including, without limitation, as a result of the “Fall-Away Event” (as defined in the indenture governing the Existing 2031 Notes) or the full repayment, redemption or defeasance of the Existing 2031 Notes; or

(ii) the exercise of the legal defeasance option or the covenant defeasance option under Section 9.02 or if the obligations of the Issuers under this Indenture are otherwise discharged in accordance with the terms of this Indenture.

(b) Notwithstanding anything to the contrary in this Indenture, in the event that ~~the Fall-Away Baskets may be eliminated from this Indenture (other than pursuant to Section 4.18) without causing a conflict and the conditions below are satisfied~~Guarantees of the Notes by the Parent Guarantors are automatically and unconditionally released and discharged upon the occurrence of any of the events described above, at the Company’s election, the Company may enter into a supplemental indenture (a “Fall-Away Amendment”) with the Trustee (without the consent of any Holders of Notes), which provides for the following (the “Fall-Away Event”):

(i) unconditional release of the Parent Guarantors from their Guarantees;

~~(ii) elimination of the Fall-Away Baskets; and~~

(ii) ~~(iii)~~ elimination of the covenants~~,~~  set forth under ~~(A) Article 5~~Section 5.01; and ~~(B) Section 6.01(c); and~~

(iii) ~~(iv)~~ elimination of Events of Default arising under the following clauses of Section 7.01: ~~(c) (with respect to breaches under Section 6.01(c));~~ (d) (with respect to breaches under Article 5), (e), (f), (g) and (h) (with respect to events and circumstances with respect to Parent and its Subsidiaries other than the Company and its Subsidiaries) and (i) (in its entirety), and delete references to Parent in Sections 7.02(a) and (b).

~~(c) The Fall-Away Event shall be subject to the additional conditions precedent:~~

~~(i) any continuing guarantee by the Company or any of its Restricted Subsidiaries of any Debt of Parent shall cease to be permitted pursuant to clause (i) of the definition of “Permitted Debt” and shall cease to be permitted pursuant to clause (2) of the definition of “Permitted Investments,” and the Fall-Away Event shall not be permitted unless such guarantee is then permitted by other exceptions in Section 4.08 (it being understood that such guarantee shall not be permitted to be reallocated to clause (vii) of the definitions of “Permitted Debt”) and Section 4.09;~~

~~(ii) immediately after giving effect to the Fall-Away Event (including the Fall-Away Amendment and the condition set forth in clause (i) above), (A) no Event of Default shall have occurred and be continuing or would result from the Fall-Away Event; (B) the Company shall be able to Incur an additional US$1.00 of Debt pursuant to Section 4.08(a) or the Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries immediately after giving effect to the Fall-Away Event shall be equal to or greater than that immediately before such event; (C) the amount calculated pursuant to Section 4.09(a)(iii) shall be positive; and (D) no Investments shall be outstanding under clause (16) of the definition of “Permitted Investments”; and~~

~~(iii) the Company shall have delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under this Indenture relating to the Fall-Away Event have been satisfied.~~”

Section 2.09 Amendment to Substitution of the Company as Issuer. Article XII (“Substitution of the Company as Issuer”) of the Indenture is hereby amended by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below:

“Section 12.01. Substitution of the Company as Issuer. Notwithstanding any other provision contained in this Indenture, the Company may, at ~~the Company’s~~its option and without the consent of any Holder of the Notes, be substituted (a “Substitution”) by (i) any direct or indirect parent of the Company ~~(~~or (ii) any Subsidiary of the Company that owns, or after the Substitution, will own, a majority of the assets of the Company (in each case, the “Substituted Company”) for purposes of this Indenture and have the covenants (and related definitions) apply to the Substituted Company and its Restricted Subsidiaries; provided that the following conditions are satisfied:

(i) the Substituted Company is a corporation or limited liability company organized (or the equivalents) and existing under the laws of the United States or any State of the United States or the District of Columbia or any other country member of the Organization for Economic Co-operation and Development (OECD);

(ii) such Substituted Company, if not a ~~Parent~~ Guarantor, delivers a Guarantee or becomes a co-issuer of the Notes pursuant to a supplemental indenture;

(iii) immediately after giving effect to the Substitution, on a pro forma basis, no Event of Default shall have occurred and be continuing, and

~~(A) no Event of Default shall have occurred and be continuing, and~~

~~(B) such Substituted Company shall be able to Incur US$1.00 of additional Debt described under Section 4.08(a); or (ii) the Fixed Charge Coverage Ratio for the Substituted Company and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to the Substitution; and~~

(iv) the Company delivers to the Trustee an Officer’s Certificate stating that such Substitution complies with this Indenture and that all conditions precedent in this Indenture relating to such Substitution have been satisfied.

After the Substitution, all references to the Company shall be deemed to refer to the Substituted Company ~~and~~if the Substitution is effectuated pursuant to clause (i) above, then the Company prior to the substitution shall become a Restricted Subsidiary ~~of the Substituted Company~~.”

Section 2.10 Amendment to Add Article XIII. Article XIII (“Release of JBS USA Food as an Issuer”) of the Indenture is hereby added to the Indenture as set forth below:

“ARTICLE 13
Release of JBS USA Food as an Issuer

Section 13.01 Release of JBS USA Food as an Issuer. The Company may, at its option and without the consent of any Holder of the Notes, release JBS USA Food as an issuer for purposes of this Indenture and the Notes; provided, that the following conditions are satisfied:

(i) concurrently with such release, the Company or a Restricted Subsidiary of the Company is an issuer of the Notes and such issuer is a corporation (or the equivalent);

(ii) JBS USA Food delivers a Guarantee of the Notes pursuant to a supplemental indenture; provided, that such Guarantee shall be subject to the release provisions set forth in Section 11.06;

(iii) immediately after giving effect to such release, on a pro forma basis, no Event of Default shall have occurred and be continuing;

(iv) JBS USA Food Company shall cease to be an issuer under each of the (a) Existing 2029 Notes, (b) Existing 2031 Notes and (c) Existing 2032 Notes, for any reason, including, without limitation, as a result of a consent solicitation, an exchange offer, the full repayment, redemption or defeasance thereof; and

(v) the Company delivers to the Trustee an Officer’s Certificate stating that such release complies with this Indenture and that all conditions precedent in this Indenture relating to such release have been satisfied.”

Section 2.11 Amendments to Cross-References. As a result of the Amendment in Section 2.10 of this Supplemental Indenture that adds a new Article XIII to the Indenture, Article 13 (“Miscellaneous”) of the Indenture shall now be referred to as Article 14 (“Miscellaneous”), and all references within the Indenture to Article 13 shall now be understood to refer to Article 14.

Article III
MISCELLANEOUS

Section 3.01. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.02. This Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument.

Section 3.03. This Supplemental Indenture is an amendment to the Indenture, and the Indenture and this Supplemental Indenture will henceforth be read together.

Section 3.04. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company. In entering this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee whether or not elsewhere herein so provided. The Company expressly reaffirms and confirms its obligations to indemnify the Trustee in connection with the Indenture, this Supplemental Indenture and all the actions contemplated hereby, all in accordance with the terms of the Indenture.

Section 3.05. Any notice or communication to or from the parties shall be delivered in accordance with Section 14.02 of the Indenture (as amended by this Supplemental Indenture).

Section 3.06. This Supplemental Indenture shall not amend, modify or alter any provision of the Indenture that would require the consent of each affected holder pursuant to Section 10.02(b) of the Indenture to make such amendment, modification or alteration.

Section 3.07. Nothing in this Supplemental Indenture or the Notes, expressed or implied, shall give to any Person other than the parties hereto and their successors hereunder and the Holders any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or the Notes.

Section 3.08. The parties hereto ratify the provisions of Sections 14.09 and 14.10 of the Indenture (as amended by this Supplemental Indenture) with respect to this Supplemental Indenture, as if such provisions were set forth in their entirety herein.

Section 3.09. In case any provision in this Supplemental Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 3.10. This Supplemental Indenture shall be effective as of August 15, 2022. This Supplemental Indenture shall become operative only upon the payment of the applicable Consent Fee.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

JBS USA LUX S.A.

By:	/s/ Diego Pirani
	Name:	Diego Pirani
	Title:	Authorized Signatory

[Signature Page to Second Supplemental Indenture to 5.500% Senior Notes due 2030]

REGIONS BANK,
as Trustee

By:	/s/ Craig A. Kaye
	Name:	Craig A. Kaye
	Title:	Vice President

[Signature Page to Second Supplemental Indenture to 5.500% Senior Notes due 2030]